UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Deswell Industries, Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-33900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10B, Edificio Associacao Industrial De Macau,32 Rua do Comandante Mata e Oliveira,Macao SAR China
(Address of principal executive offices)	(Zip code)

Herman Wong	853-2832-2096
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction

Deswell Industries, Inc. (“Deswell”, “Company”, “we”, “our” or “us”) is a manufacturer of injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products, printed circuit board assemblies using surface mount; and finished products such as sophisticated studio-quality audio equipment and computer peripherals.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Conflict Minerals Disclosure covers the reporting period from January 1, 2019 to December 31, 2019, and is filed in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The information contained in this Form SD is publicly available on our website at www.Deswell.com. Information included on the Company’s Internet website is provided for informational purposes only and is not incorporated by reference herein.

In order to cope with the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Act. Section 1502 addresses Conflict Minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda. The SEC defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, referred to as “Conflict Minerals”).

Determination

As Conflict Minerals are necessary to the functionality or production of certain products manufactured by Deswell or contracted by Deswell to be manufactured, Deswell has conducted in good faith a reasonable country of origin inquiry for calendar year 2019 regarding those Conflict Minerals to determine whether any of the Conflict Minerals originated in the Covered Countries, or are from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

Reasonable Country of Origin Inquiry

We performed a comprehensive analysis of our product components, and suppliers were required to provide the specifications or other applicable documents in order to identify the composition of the materials supplied to us. According to the information we gathered, we defined the scope of our reasonable country of origin inquiry by identifying and reaching out to certain suppliers that provide materials that are likely to contain Conflict Minerals. In order to manage the scope of our supply chain review, as a downstream manufacturer, we rely upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We used the standard Conflict Minerals Reporting Templates established by the Conflict-Free Sourcing Initiative (CFSI) and Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative for reference and adopted a questionnaire that is substantially the same as these reporting templates (the “CMRT”). We requested that our suppliers complete in full our CMRT survey.

The implementation of Deswell’s reasonable country of origin inquiry is managed by Deswell’s quality assurance and purchasing departments. Deswell’s quality assurance and purchase departments manage the collection of information reported on the CMRT by our suppliers and any follow up with our suppliers.

Results of the Reasonable Country of Origin Inquiry

We received responses from 193 surveyed suppliers, which accounted for approximately 80% of the purchase volume surveyed. However, some of the surveyed suppliers did not complete the CMRT as requested and some responses included missing or incomplete information. As such, we cannot determine with certainty whether Conflict Minerals were actually incorporated into our products.

Item 1.02 Exhibit

The “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Statement”) was issued by the SEC on April 7, 2017. The Statement stated, among other things, that “the Division of Corporation Finance has determined that it will not recommend enforcement action to the SEC if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.”

Relying on the Statement, Deswell has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c) of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESWELL INDUSTRIES, INC.
(Registrant)

/s/ Edward So Kin Chung	May 26 , 2020
By Edward So Kin Chung, Chief Executive Officer	Date

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